Change in Representative Directors

1. Summary of the Change

• Before: Chung, Joon-Yang (Chief Executive Officer)

Lee, dong-Hee (President)

Choi, Jong-Tae (President)

• After: Chung, Joon-Yang (Chief Executive Officer)

Choi, Jong-Tae (President)

- Reason: Termination of tenure.

2 . Date of Change: February 26, 2010